Accretion Acquisition Corp.

410 17th Street, #1110

Denver, Colorado 80202

October 18, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Accretion Acquisition Corp.
Registration Statement on Form S-1
File No. 333-258925

Ladies and Gentlemen:

Accretion Acquisition Corp. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. Eastern Time, Wednesday, October 20, 2021, or as soon thereafter as practicable.

Very truly yours,

ACCRETION ACQUISITION CORP.

By:	/s/ Brad Morse
Name: Brad Morse Title: Chief Executive Officer